Exhibit 23.1

We consent to the use of our report dated March 11, 2019, with respect to the consolidated statements of financial position of Anchiano Therapeutics Ltd. (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, operations and other comprehensive loss, change in equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the "consolidated financial statements"), incorporated herein by reference.

Our report dated March 11, 2019 contains an explanatory paragraph that states that the Company has incurred recurring losses from operations that, together with other matters, raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ Somekh Chaikin
Certified Public Accounts (Isr.)
Member Firm of KPMG International